UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Kemper, David W.
   1000 Walnut Street
   Kansas City, Missouri 64106

2. Issuer Name and Ticker or Trading Symbol
   Commerce Bancshares, Inc. (CBSH)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/6/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board, CEO
   and President

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/06/03    A (1)    4,268         A  $0.00        17,775         D  Direct
Common Stock                                                                                     1,392          I  Bank cust for son

Common Stock                                                                                     17,262         I  CB Kemper      Tr
                                                                                                                   ust
Common Stock                                                                                     17,266         I  EC Kemper      Tr
                                                                                                                   ust
Common Stock                                                                                     4,610          I  Exec Comp    Plan

Common Stock                                                                                     17,266         I  JW Kemper      Tr
                                                                                                                   ust
Common Stock                                                                                     903,432        I  Rev Trust for sel
                                                                                                                   f
Common Stock                                                                                     9,852          I  Thrift Plan
Common Stock                                                                                     130,190        I  Tower Properties
                                                                                                                   Co
Common Stock                                                                                     17,255         I  WL Kemper      Tr
                                                                                                                   ust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $37.220000      03/06/03       A         85,000                            03/06/03 (2) 03/05/13
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/06/03  Common Stock                   85,000                    85,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Award of stock pursuant to CBI Restricted Stock Plan.
(2)
The option vests in four equal annual installments beginning on March 6, 2003.


SIGNATURE OF REPORTING PERSON
/S/ By: Jeffery D. Aberdeen
    For: David W. Kemper

DATE 03/07/03